# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amneal Pharmaceuticals, Inc., CIK 0001723128
CUSIP: 03168L105
Title of class of securities: Class A Common Stock, par value $0.01
Address of issuer's principal executive offices: 400 Crossing Blvd, Bridgewater, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 10/03/2025
Amends the filing with accession number 0000898432-25-000062
Filed by CIK 0001745437
Persons authorized to receive notices and communications: Christine Krentz, 4 Gatehall Drive, Parsippany, New Jersey (NJ), 07054, (908) 409-6700

## Reporting persons
- Patel Dipan (CIK 0001745437): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 23,828,992; shared voting power 0; sole dispositive power 23,828,992; shared dispositive power 0; aggregate amount beneficially owned 23,828,992 (7.6% of the class)
  Comment: The percentage of ownership of the Class A Common Stock by the Reporting Person presented in this Statement is based on 314,079,309 shares of Class A Common Stock outstanding, as disclosed in the New Issuer's Quarterly Report on Form 10-Q, filed on August 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01
Name of issuer: Amneal Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 400 Crossing Blvd, Bridgewater, New Jersey (NJ), 08807

## Item 4. Purpose of Transaction
Purpose of transaction: This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and supplements the Schedule 13D filed with the SEC on July 9, 2018 (the "Initial 13D" and, as amended and supplemented through the date of this Amendment No. 4, the "Schedule 13D"), by the Reporting Person relating to Class A Common Stock of the New Issuer. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 314,079,309 shares of Class A Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed on August 7, 2025:

Reporting Person - Dipan Patel
Amount Beneficially Owned - 23,828,992
Percent of Class - 7.6
Sole power to vote or to direct the vote - 23,828,992
Shared power to vote or to direct the vote - 0
Sole power to dispose or to direct the disposition - 23,828,992
Shared power to dispose or to direct the disposition - 0

The Reporting Person may be deemed to beneficially own 23,828,992 shares of Class A Common Stock held of record by trusts controlled by the Reporting Person.
Transactions in the class effected during the past sixty days: The information set forth in Item 6 of this Amendment No. 4 is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: The information set forth in Item 6 of this Amendment No. 4 is incorporated by reference herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information.

On September 26, 2025, a trust controlled by the Reporting Person (the "Borrower"), entered into a Second Modification Agreement (the "Second Modification Agreement") with Enterprise Bank & Trust (the "Bank") with respect to (i) that certain Promissory Note, dated as of June 20, 2024, by and between the Borrower and the Bank (the "Promissory Note"), (ii) that certain Security Agreement, dated as of June 20, 2024, by and between the Borrower and the Bank (the "Security Agreement"), (iii) that certain Control Agreement, dated as of June 20, 2024, by and between the Borrower and the Bank (the "Control Agreement"), and (iv) that certain First Modification Agreement, dated as of June 15, 2025, by and between the Borrower and the Bank (the "First Modification Agreement" and, collectively with the Second Modification Agreement, the Promissory Note, the Security Agreement and the Control Agreement, the "Loan Documents"). Pursuant to the Loan Documents, the Borrower agreed to pledge to the Bank 3,050,000 shares of Class A Common Stock (the "Collateral") to secure the obligations of the Borrower under the Promissory Note and the other Loan Documents. The obligations of the Borrower under the Loan Documents mature on November 5, 2026. Upon the occurrence of certain events that are customary with this type of transaction, pursuant to the Security Agreement and the Control Agreement, the Bank may exercise its rights to foreclose on, and dispose of, the Collateral in accordance with the Loan Documents. Copies of the Security Agreement and the Control Agreement are attached as Exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the New Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
5. Security Agreement, dated as of June 20, 2024, by and between the Borrower and the Bank.
6. Control Agreement, dated as of June 20, 2024, by and between the Borrower and the Bank.

## Signatures
- Patel Dipan: Dipan Patel, Patel Dipan (10/06/2025)